On Time Filings, Inc.
1405 Clay Street, #B
Newport Beach, CA 92663

May 4, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3561

Attn: Tarik Gause

Re:              On Time Filings, Inc., a Nevada corporation
Registration Statement on Form S-1
Filed April 6, 2010
File No. 333-165917

Dear Mr. Gause:

On behalf of On Time Filings, Inc., a Nevada corporation (the “Company”), and in response to your letter dated May 3, 2010, regarding the Company’s Registration Statement to Form S-1 filed April 6, 2010 (“Form S-1”), as filed with the Securities and Exchange Commission (“Commission”), please note that, on May 4, 2010, the Company filed Amendment No. 1 to the Form S-1 (“Amendment No. 1”). As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Prospectus Cover Page, page 2

1.  Please revise the seventh sentence of your first paragraph to indicate, as you have elsewhere, that this offering will be made on a “best efforts” basis and that there can be no assurance that all or any of the shares offered will be subscribed. In addition, clarify that the proceeds shown in the table are the maximum possible proceeds from the offering.

Response:  The Company has revised the seventh sentence of the first paragraph to indicate that this offering will be made on a “best efforts” basis and that there can be no assurance that all or any of the shares offered will be subscribed. The Company has revised its disclosure to clarify that the proceeds shown in the table are the maximum possible proceeds from the offering

2.   Please provide a more certain way of determining the date upon which the offering will end, such as a number of days from effectiveness.

Response: The Company has revised its disclosure to specify that the offering will end 180 days from effectiveness.

Mr. Tarik Gause
Securities and Exchange Commission
May 4, 2010

Our business, page 4

3.  Disclose here and in the risk factors management’s opinion that available funds will not satisfy your cash needs for the next 12 months.

Response:  The Company has revised its disclosure to specify that available funds will not satisfy its cash needs for the next 12 months.

4. Briefly discuss how you have generated revenue to date and how you plan to generate revenue. This discussion should make clear the number of entities for which you have provided EDGARization services and the extent of those services, as well as your present and proposed fee structure. Please also highlight the fact that your sole officer and director appears to have no experience or training in EDGARization.

Response:  The Company has revised its disclosure to specify how the Company has generated revenue to date and how it plans to generate revenue, including making clear the number of entities for which the Company has provided EDGARization services and the extent of those services, as well as the Company’s present and proposed fee structure. The Company has highlighted the fact that its sole officer and director has limited experience or training in EDGARization.

5. Please clearly define “EDGARization” in the first instance the term is used.

Response:  The Company has revised its disclosure to define “EDGARization” in the first instance the term is used.

6. Please briefly describe the “various entities” to which you provide financial reporting and bookkeeping services and disclose how material these services are to your current business revenue.

Response:  The Company has revised its disclosure to describe the “various entities” to which the Company provides financial reporting and bookkeeping services and disclose how material these services are to the Company’s current business revenue.

7. Please disclose your monthly “burn rate.”

Response:  The Company has revised its disclosure to specify monthly “burn rate.”

Mr. Tarik Gause
Securities and Exchange Commission
May 4, 2010

8. Please highlight here the fact that you need minimum proceeds of $50,000 to fund the cost of this offering and your proposed business activities that you will require the full $500,000 to fully implement your business plans.

Response:  The Company has revised its disclosure to highlight the fact that the Company needs minimum proceeds of $50,000 to fund the cost of this offering and its proposed business activities and that the Company will require the full $500,000 to fully implement its business plans.

9. Also, explain briefly here, and in more detail to your business section, what your “proposed business activities” and “business plans” entail and how long the offering proceeds will suffice for these activities.

Response:  The Company has revised its disclosure to explain in more detail to its business section, what its “proposed business activities” and “business plans” entail and how long the offering proceeds will suffice for these activities.

Risks related to our business, page 5

10. Please consider adding a risk factor discussing the need for companies to begin complying with the interactive data requirements set forth in Release No.33-9002 and the possible effect on your business.

Response:  The Company has revised its disclosure to include a risk factor discussing the need for companies to begin complying with the interactive data requirements set forth in Release No.33-9002 and the possible effect on the Company’s business.

11. Please include a risk factor discussing any risks surrounding the fact that you are only registering the issuance of shares in Colorado.

Response:  The Company has revised its disclosure to include a risk factor discussing any risks surrounding the fact that the Company is only registering the issuance of shares in Colorado.

Mr. Tarik Gause
Securities and Exchange Commission
May 4, 2010

The EDGARizing industry has been dominated, page 5

12. Revise here and elsewhere to remove any implication that you compete with larger, established financial printers such as Bowne, Donnelley and Merrill. Since it is unlikely that you will compete with these companies in the near term, we suggest you remove references to them altogether.

Response:  The Company has revised its disclosure to remove any implication that you compete with larger, established financial printers such as Bowne, Donnelley and Merrill.

We have a small customer base, page 5

13. Please revise to indicate the number of customers that make up your entire revenues and disclose the percentage of your revenues attributable to each material customer.

Response:  The Company has revised its disclosure to specify the number of customers that make up the Company’s entire revenues and disclose the percentage of its revenues attributable to each material customer.

We depend on the efforts, page 6

14. We note that your sole officer and director appears to have no experience managing a public company. If true, please expand your discussion to include this fact and how it may affect your ability to meet your financial and other goals.

Response:  The Company has revised its disclosure to specify that its sole officer and director has limited experience managing a public company and expand the discussion to include this fact and how it may affect the Company's ability to meet its financial and other goals.

Use of Proceeds, page 8

15. Since you have indicated that you can conduct your proposed business activities if you raise $50,000, please show the use of proceeds at that level as well.

Response:  The Company has revised its disclosure to specify the use of proceeds at the level of $50,000 being raised.

16. Please revise to state, if true, that the planned expenditures are listed in order of priority.

Response:  The Company has revised its disclosure to specify the planned expenditures are listed in order of priority.

17. We note that your disclosure that you intend to pay offering expenses from cash reserves. Considering that you had cash of $1,727 at December 31, 2009, and a negative cash flow balance, please explain how you expect to pay offering expenses from cash reserves.

Response:  The Company has revised its disclosure to specify that the Company intends to pay offering expenses from revenue that we generate, and that if the Company’s current revenues are not sufficient to cover the offering expenses, then its sole officer and director intends to contribute funds to pay those expenses, although she is obligated to do so.

Mr. Tarik Gause
Securities and Exchange Commission
May 4, 2010

Our Business, page 12

18. Please expand your discussion to include the cyclical and seasonal factors that affect your business as disclosed in the third risk factor on page 5.

Response:  The Company has revised its disclosure to include the cyclical and seasonal factors that affect the Company’s business.

Our EDGARization Software, page 12

19. Please disclose the costs incurred by you to license EDGARization software here and in your results of operations.

Response:  The Company has revised its disclosure here and in the results of operations to specify the costs incurred by the Company to license EDGARization software.

Our Industry, page 12

20. Please revise either to delete the final sentence of this section or revise it to reflect its anticipatory nature.

Response:  The Company has revised its disclosure to delete the final sentence of this section.

Growth Strategy, page 13

21. We note the key elements of your strategy. Please expand your discussion to disclose exactly how you intend to provide your clients with competitive pricing give your budgetary and staff constraints.

Response:  The Company has revised its disclosure to expand the discussion to disclose exactly how the Company intends to provide its clients with competitive pricing give the Company’s budgetary and staff constraints.

Intellectual Property, page 13

22. Please revise to explain your reference to “EDGAR Ease” and its relation to your business.

Response:  The Company has revised its disclosure to remove the reference to “EDGAR Ease” as it was inadvertently included in the disclosure.

Mr. Tarik Gause
Securities and Exchange Commission
May 4, 2010

Results of Operations, page 14

23. Discuss how you generated your revenues and identify the associated costs.

Response:  The Company has revised its disclosure to specify how the Company generated its revenues and identify the associated costs.

Liquidity and Capital Resources, page 14

24. Please explain your reference to July 10, 2007 or revise.

Response:  The Company has revised its disclosure to specify July 10, 2009, and remove the reference to July 10, 2007.

25. Disclose the “significant accounting costs” expected to be incurred during 2010. If these costs are part of the legal and accounting costs noted in the final risk factor on page 6, please disclose that amount here and break out the accounting costs separately.

Response:  The Company has revised its disclosure to specify the amount of legal and accounting costs expected to be incurred during 2010 and break out the “significant accounting costs” separately.

Our Plan of Operation, page 14

26. We note your disclosure that, in the opinion of management, available funds will not satisfy your working capital requirements to operate at your current level of activity for the next 12 months. Please explain to use, and revise the footnotes to disclose, how you were able to alleviate concerns your independent public accounting firm may have had with regard to your ability to continue as a going concern.

Response:  The Company has discussed your comment with its independent public accounting firm. We had previously provided them and discussed with them the results of our operations from the period from inception July 10, 2009 through December 31, 2009 and the Company's current, ongoing operations through March 2010. Based on those discussions and analysis and the Company's marginal profit during those periods with its existing operating expenses as of and through March 2010, the Company had sufficiently alleviated and mitigated the issue of going concern. However, after providing the Company's independent public accounting firm with additional information of the expected cash requirements from this point forward and for the next 12 months, which include expansion of our marketing and promotion, website development costs, computer equipment costs, additional adminstrative costs, and the costs of the offering, the Company's independent public accounting firm has concluded that substantial doubt exists as to the Company's continuing existence as a going concern. Accordingly, the Company's independent public accounting firm have revised and updated its audit opinion to include such doubt and has also updated the related footnote disclosure in Amendment No. 1.

Balance Sheet, page 19

27. Please revise to disclose any amounts within accrued expenses that exceed 5% of total current liabilities. Please refer to Rule 5.02.20 of Regulation S-X for further guidance.

Response:  The Company has revised its disclosure in the balance sheet to break out the accounts payable and accrued wages.

Mr. Tarik Gause
Securities and Exchange Commission
May 4, 2010

Note 1. Nature of Operations and Summary of Significant Accounting Policies

28. Please revise to include your accounting policy for accounts receivable including your policy for allowance for doubtful accounts.

Response:  The Company has revised its disclosure to specify the Company's accounting policy for accounts receivable including its policy for allowance for doubtful accounts.

Note 2. Fair Value of Financial Instruments

29. Please tell us what your cash balance of $1,727 is composed of. Additionally, please explain to us your basis for including cash under level 2 in the fair value hierarchy.

Response:  The Company has revised its disclosure to provide the cash under level 1, as it is quoted prices for identical assets. It was inadvertently included under level 2.

Undertakings, page 29

30. Please revise the Undertakings section to conform to the current requirements of Item 512 of Regulation S-K. For example, your undertakings refer to the “small business issuer,” a term no longer used in Regulation S-K.

Response:  The Company has revised the Undertakings section to conform to the current requirements of Item 512 of Regulation S-K.

Exhibit 5: Opinion of Counsel

31. Please have counsel revise its opinion to delete the assumption contained in the penultimate sentence of the second paragraph. The authorization and availability of a sufficient number of shares of common stock are matters that form the basis of counsel’s opinion and thus cannot be assumed.

Response:  The Company’s legal counsel has revised its opinion to delete the assumption contained in the penultimate sentence of the second paragraph.

Hopefully, this enclosed response letter and Amendment No. 1 adequately address the issues raised in your comment letter dated May 3, 2010.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

On Time Filings, Inc.

/s/ Suzanne Fischer
Suzanne Fischer
Chief Executive Officer

Enclosures